EXHIBIT 99.43

News Release, regarding early results of AMD3100, as a new stem cell mobilizer in allogeneric transplant for cancer patients, announced December 6, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES EARLY RESULTS HOLD PROMISE FOR NEW STEM
CELL MOBILIZER IN ALLOGENEIC TRANSPLANT FOR CANCER PATIENTS

For Immediate Release:

             December 6th, 2004

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announces preliminary results on AMD3100, its lead drug candidate for stem cell transplantation, which support its potential use as a single agent to mobilize stem cells from healthy donors for allogeneic stem cell transplantation in cancer patients. This data was reported for the first time today at the 2004 American Society of Hematology conference (ASH) held in San Diego.

Additional data presented at ASH continue to show that AMD3100, in combination with standard stem cell mobilization regimens, provides a rapid increase in the number of peripheral blood stem cells capable of engraftment, increases the proportion of patients reaching a peripheral blood stem cell target required for transplant, even in heavily pre-treated patients, and reduces the number of apheresis sessions required for patients to reach a target number of peripheral blood stem cells.

Stem cell transplantation is a life saving medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancer. Success in transplantation is measured by the rapid and durable recovery of a patient's immune system. There are two types of stem cell transplantation, autologous and allogeneic. Autologous transplant, where a patient's own stem cells are used for their transplant, is usually preferred for the treatment of multiple myeloma and non-Hodgkins lymphoma. Allogeneic transplant, where stem cells collected from a healthy donor (often a sibling) are used for transplantation into a cancer patient, is the preferred procedure for different types of leukemia.

The AMD3100 allogeneic study is being conducted by Dr. Steven Devine, Director of Clinical Research, Division of Oncology, Section of Bone Marrow Transplantation and Leukemia and Dr. John Dipersio, Chief, Division of Oncology, Section of Bone Marrow Transplantation and Leukemia, both at Washington University School of Medicine in St Louis.

Data reported at ASH shows that administration of AMD3100 to four healthy donors results in a modest but sufficient increase in CD34+ cell count within six hours of injection. Three of four donors collected an allograft containing >2.0x106/kg recipient weight after one or two apheresis sessions. AMD3100 administration was not associated with any significant side effects in the healthy donors. Two allogeneic transplants, using the AMD3100 mobilized stem cells, were performed, one in a patient with Acute Myelogenous Leukemia and another in a patient with non-Hodgkin's lymphoma. Both patients engrafted promptly and are currently being followed as outpatients. These results are consistent with those obtained by Dr. Richard Childs, and colleagues, at the National Institute of Health in Bethesda Maryland. In this study administration of AMD3100 to healthy donors allowed for mobilization and collection of cells suitable for transplant.

Additional data reported at ASH from a Phase II study of AMD3100 in combination with G-CSF continues to support AMD3100's potential to become a standard new agent in stem cell mobilization and an effective alternative to chemotherapy/cytokine mobilization. All 20 non-Hodgkin's lymphoma and multiple myeloma patients, including 14 who were heavily pre-treated with chemotherapy and/or radiation therapy, achieved the target number of cells for transplantation following the combination G-CSF AMD3100 therapy. Compared to historical studies of G-CSF alone, the combination may reduce the number of apheresis procedures needed to collect an adequate graft for rapid hematopoietic engraftment. The study is ongoing with accrual to date of 40 patients and is being conducted by a number of investigators including Dr. Patrick Stiff, Director of the Bone Marrow Transplant Program, Loyola University Medical Center, Chicago, who presented the results today.

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AMD3100 ASH 2044 2004-12-06

Data from two other studies reported today at ASH: A poster presentation, given by Dr. Michael Dugan, Indiana Blood and Marrow Transplantation, Indiana, on a Phase II study in showing that AMD3100 added to a chemo mobilization regimen increases CD34+ cells by > 2.0 fold and that in 13/13 NHL and MM patients transplanted cells demonstrated prompt and durable engraftment.  This study also provides evidence that AMD3100 is effective post chemo-mobilization, as a rescue for patients who fail to mobilize.  Another poster presentation, given by Dr. Yair Gazitt, University of Texas, San Antonio, Texas, on a Phase II study of AMD3100 in combination with G-CSF in ten hard to mobilize NHL patients shows that use of AMD3100 increased the number of stem cells available for transplant and did not mobilize detectable lymphoma cells.

AMD3100 is a novel stem cell mobilizer, developed by AnorMED that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood. Data from over 250 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Clinical studies on AMD3100 are being conducted at multiple transplant centers in the United States, Canada and Europe. AnorMED has reached an agreement with the FDA on a special protocol assessment (SPA) for the AMD3100 Phase III protocols. The Company has initiated its Phase III studies and hopes to enrol the first patient early in 2005. AnorMED is conducting an ongoing Phase II program in transplant to evaluate AMD3100 in combination with different stem cell mobilizing regimens including chemotherapy, as well as in cancer patients with Hodgkin's disease.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

For further information:

Elisabeth Whiting, M.Sc.

Vice President, Corporate Development

& Communications

Tel:  604-532-4667

Cellular : 604-763-4682

e-mail: ewhiting@anormed.com

Notes to Editors and Reporters:

Background on Stem Cell Transplant
Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor (G-CSF -granulocyte colony stimulating factor) that causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.  AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood.  When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 increases the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Background on AMD3100
AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.